

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2011

Mr. Qingqing Wu, Chief Executive Officer
Vlov, Inc.
11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People's Republic of China
(86592) 2345999

> **RE:** **Vlov, Inc.**
> **Amendment 5 to Registration Statement on Form S-1**
> **Filed January 28, 2011**
> **File No. 333-163803**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed October 27, 2010**
> **File No. 000-53155**

Dear Mr. Wu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, Amendment No. 5, filed January 28, 2011

Planned Transfer to China Dong Rong, page 34

1. We note your revised disclosure and response to comment two of our letter dated January 24, 2011. We note the statement that the actual timing for the sale of the manufacturing-related assets "will have no impact on the timing and completion of the planned transfer as currently anticipated by the Company." It is unclear how the transfer is to be completed prior to sale. It is also unclear how either the transfer or sale could be delayed given the statement that the contractual arrangements will cease

"only after both the planned transfer and the sale of the manufacturing-related assets have been completed." Please revise or advise.

2. Additionally, please advise us of the approximate value of the assets to be sold and their significance to your operations. It is unclear to what degree various line items involving, for example, your cost of sales will change due to an increased use of OEM manufacturers. Please revise or advise.

3. We note your revised disclosure on page 35 and response to comment four of our letter dated January 24, 2011. You refer in an example on page eight to not having completed a registration with relevant government authority. Please revise page 35 to identify the specific government authorities and registrations that are not complied with. If it is your belief that the conversion to direct equity ownership would exempt you from having to register with such regulatory authorities, revise to so state and clarify the approximate time period during which you anticipate operating under the contractual provisions but without registration. Please revise your risk factor disclosure on page eight to briefly address potential risks resulting from failure to complete registration. For example, it is unclear if the pledge or other agreement may be unenforceable if not registered.

4. We note the revised risk factor at the bottom of page nine regarding the $8 million registered capital requirement for China Dong Rong. With a view to disclosure, advise us whether and how this requirement affects the status of your "fully funded reserve" as identified in the last paragraph on page 31.

5. We note that the Company plans to sell the assets of Yinglin Jinduren other than the Sales and Marketing assets and distribute the proceeds to HK Dong Rong which, in turn, will transfer the proceeds to China Dong Rong. If financial statements as of a date on or after the date a component of the registrant has been disposed of or classified as held for sale are required in a registration statement, retrospective reclassification of all prior periods to report the results of that component in discontinued operations is required. Please tell us how you considered the criteria in FASB ASC 205-20-45-1 in determining whether the planned disposition met the criteria to be classified as held for sale, and revise your financial statement presentation as applicable.

6. Related to the planned disposition of certain assets of Yinglin Jinduren, please explain to us the effect the disposition will have on your financial statements and how you considered the provisions of Article 11 of Regulation S-X in determining whether to provide pro forma financial statements that give effect to the planned disposition.

Index to Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements (unaudited), page F-6

(15) Statutory Reserves, page F-18

7. We note your disclosure on pages 31, F-18 and F-40 that the registered capital of Yinglin Jinduren was RMB 10 million and the statutory reserves were fully funded at September 30, 2010 and December 31, 2009. We further note in your response to comment eight of our letter dated January 24, 2011 that unless you amend your articles of incorporation to lower your registered capital contribution requirement, the Company will be subject to the mandatory statutory reserve requirement of $4 million or 50% of China Dong Rong's registered capital of $8 million because China Dong Rong is already a wholly owned subsidiary of the Company through its wholly owned subsidiaries PXPF and HK Dong Rong. Based upon your response, it appears to us that you are currently subject to a government-mandated statutory reserve requirement of $4 million or 50% of China Dong Rong's $8 million registered capital, and that the reserve requirement may be reduced to $2 million in the event that you lower China Dong Rong's registered capital requirement to $4 million by November 19, 2011. Please revise to disclose China Dong Rong's $4 million government-mandated statutory reserve requirement, and the amount of statutory reserve that remains unfunded at each balance sheet date or state that the reserve is fully funded. To the extent you have concluded that you are not currently subject to a statutory reserve requirement for China Dong Rong's $8 million registered capital, explain to us the basis for your conclusion. In addition, please discuss the statutory reserve requirement that remains unfunded at the latest balance sheet date and how you plan to fund the reserve requirement in your discussion of liquidity and capital resources on page 53.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.

Questions on other disclosure issues may be directed to Susann Reilly at (202) 551-3236 or Jim Lopez (202) 551-3536.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services